SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Tocagen Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

888846102

(CUSIP Number)

April 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP # 888846102	Page 2 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Fund III, L.P. (“FCF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
915,000 shares, except that Foresite Capital Management III, LLC (“FCM III”), the general partner of FCF III, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM III, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

915,000 shares, except that FCM III, the general partner of FCF III, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM III, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%*
12	TYPE OF REPORTING PERSON PN

* Percentage ownership as of April 21, 2017 is 4.63%, calculated based on 19,776,763 shares outstanding, including the exercise of the Issuer’s underwriters’ option to purchase a total of 1,275,000 additional shares of common stock from the Issuer, as announced by the Issuer on April 19, 2017. This Schedule 13G is being filed because on April 13, 2017, FCF III owned an aggregate of 1,000,000 shares, representing 5.4% of such class of shares. Prior to the filing of this Schedule 13G, the Issuer’s underwriters purchased a total of 1,275,000 additional shares of common stock from the Issuer, decreasing the aggregate ownership of the Reporting Persons below 5%.

CUSIP # 888846102	Page 3 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Management III, LLC (“FCM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
915,000 shares, all of which are directly owned by Foresite Capital Fund III, L.P. (“FCF III”). FCM III, the general partner of FCF III, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM III, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
915,000 shares, all of which are directly owned by FCF III. FCM III, the general partner of FCF III, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM III, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%*
12	TYPE OF REPORTING PERSON OO

* Percentage ownership as of April 21, 2017 is 4.63%, calculated based on 19,776,763 shares outstanding, including the exercise of the Issuer’s underwriters’ option to purchase a total of 1,275,000 additional shares of common stock from the Issuer, as announced by the Issuer on April 19, 2017. This Schedule 13G is being filed because on April 13, 2017, FCF III owned an aggregate of 1,000,000 shares, representing 5.4% of such class of shares, and FCM III may have been deemed to have sole power to vote and dispose of such shares. Prior to the filing of this Schedule 13G, the Issuer’s underwriters purchased a total of 1,275,000 additional shares of common stock from the Issuer, decreasing the aggregate ownership of the Reporting Persons below 5%.

CUSIP # 888846102	Page 4 of 9

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
915,000 shares, all of which are directly owned by Foresite Capital Fund III, L.P. (“FCF III”). Tananbaum is the managing member of Foresite Capital Management III, LLC (“FCM III”), which is the general partner of FCF III. Tananbaum may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
915,000 shares, all of which are directly owned by FCF III. Tananbaum is the managing member of FCM III, which is the general partner of FCF III. Tananbaum may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%*
12	TYPE OF REPORTING PERSON IN

* Percentage ownership as of April 21, 2017 is 4.63%, calculated based on 19,776,763 shares outstanding, including the exercise of the Issuer’s underwriters’ option to purchase a total of 1,275,000 additional shares of common stock from the Issuer, as announced by the Issuer on April 19, 2017. This Schedule 13G is being filed because on April 13, 2017, FCF III owned an aggregate of 1,000,000 shares, representing 5.4% of such class of shares, and Tananbaum may have been deemed to have sole power to vote and dispose of such shares. Prior to the filing of this Schedule 13G, the Issuer’s underwriters purchased a total of 1,275,000 additional shares of common stock from the Issuer, decreasing the aggregate ownership of the Reporting Persons below 5%.

CUSIP # 888846102	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

Tocagen Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3030 Bunker Hill Street, Suite 230
San Diego, California 92109

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund III, L.P., a Delaware limited partnership, Foresite Capital Management III, LLC, a Delaware limited liability company, and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management
600 Montgomery Street, Suite 4500
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(D)	CUSIP NUMBER

888846102

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP # 888846102	Page 6 of 9

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of April 21, 2017:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of FCF III and the limited liability company agreement of FCM III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 888846102	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2017
FORESITE CAPITAL FUND III, L.P.

	By:	FORESITE CAPITAL MANAGEMENT III, LLC
	Its:	General Partner

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL MANAGEMENT III, LLC

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

JAMES TANANBAUM

	By:	/s/ James Tananbaum
	Name:	James Tananbaum

CUSIP # 888846102	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP # 888846102	Page 9 of 9

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: April 24, 2017
FORESITE CAPITAL FUND III, L.P.

	By:	FORESITE CAPITAL MANAGEMENT III, LLC
	Its:	General Partner

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL MANAGEMENT III, LLC

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

JAMES TANANBAUM

	By:	/s/ James Tananbaum
	Name:	James Tananbaum